Exhibit 99.45

August 23, 2021

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Carbon Streaming Corporation (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	November 12, 2021
Record Date for Notice of Meeting:	September 17, 2021
Record Date for Voting (if applicable):	September 17, 2021
Beneficial Ownership Determination Date:	September 17, 2021
Class of Securities Entitled to Vote:	Common
ISIN:	CA14116K1075
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY
AS AGENT FOR Carbon Streaming Corporation